Filed by Voya Investors Trust (SEC File Nos.: 33-23512; 811-5629) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

March 26, 2015

Voya Investment Management

Client Talking Points

VY® DFA World Equity Portfolio

Voya Investment Management (formerly, ING U.S. Investment Management) has announced the following changes to the Portfolio.

Planned Change(s)	Effective Date (on or about)	Current	Surviving
Reorganization	August 14, 2015	VY® DFA World Equity Portfolio	Voya Global Value Advantage Portfolio

The Board of Trustees (the “Board”) of VY® DFA World Equity Portfolio (“DFA World Equity Portfolio”) approved an Agreement and Plan of Reorganization (“Merger” or “Reorganization”) of the DFA World Equity Portfolio into Voya Global Value Advantage Portfolio (“GVA Portfolio”). The approval of shareholders of DFA World Equity Portfolio is required before the Merger may take place.

■	What is happening?
o	On March 12, 2014, each Portfolio’s Board approved a proposal to merge VY® DFA World Equity Portfolio into Voya Global Value Advantage Portfolio.
o	Shareholders of DFA World Equity Portfolio will be sent a combined proxy statement and prospectus on or about June 19, 2015.
o	A shareholder meeting will be held on or about July 28, 2015.
o	Pending shareholder approval, the Merger will occur as of the close of business on or about August 14, 2015.
o	Dimensional Fund Advisors LP (“DFA”) serves as sub-adviser to DFA World Equity Portfolio and Voya Investment Management Co. LLC (“Voya IM”) serves as sub-adviser to GVA Portfolio. If the Merger is approved, shareholders in the DFA World Equity Portfolio will become shareholders in GVA Portfolio as of the close of business on or about August 14, 2015.
o	A prospectus supplement was filed on March 25, 2015 to notify shareholders of the changes.

March 26, 2015

Client Talking Points

■	Why is the Merger proposed?
o	Directed Services LLC (“DSL”), the investment adviser to DFA World Equity Portfolio (the “Adviser”) and its affiliates are conducting a comprehensive review of the mutual funds offered within the Voya mutual funds complex that is intended to, among other things, enhance the efficiency and reduce the complexity of the Voya mutual funds complex.
o	DSL proposed GVA Portfolio as the survivor due to similarities in investment objectives of each portfolio.
o	This Merger was determined to be in the best interest of shareholders by the Board after a review of several factors.

■	How do the Investment Objectives compare?

As described in the chart that follows, the Portfolios have similar investment objectives.

	DFA World Equity Portfolio	GVA Portfolio
Investment Objective	The Portfolio seeks long-term capital appreciation.	The Portfolio seeks long-term capital growth and current income.

■	What is the experience of the Voya Investment Management Team?

GVA Portfolio is managed by the Voya IM team of Christopher Corapi, Vincent Costa, Martin Jansen, David Rabinowitz, and James Ying.

Christopher F. Corapi

Portfolio Manager

Mr. Corapi, Portfolio Manager and Chief Investment Officer of equities, joined Voya IM in February 2004. Prior to joining Voya IM, Mr. Corapi served as global head of equity research at Federated Investors since 2002. He served as head of U.S. equities and portfolio manager at Credit Suisse Asset Management beginning in 2000 and head of emerging markets research at JPMorgan Investment Management beginning in 1998.

Vincent Costa, CFA

Portfolio Manager and Head of the Portfolio Engineering Group

Mr. Costa, CFA, Portfolio Manager, also serves as the Head of the Portfolio Engineering Group responsible for managing quantitative research and both engineered and fundamental strategies.  Mr. Costa joined Voya IM in April 2006 as head of portfolio management for quantitative equity. Prior to joining Voya IM, Mr. Costa managed quantitative equity investments at both Merrill Lynch Investment Management and a Bankers Trust Company.

March 26, 2015

Client Talking Points

Martin Jansen

Portfolio Manager

Mr. Jansen, Portfolio Manager, manages the Global Value Advantage strategy and has extensive experience running international value strategies. Mr. Jansen joined Voya IM in 1997 as senior manager to co-manage U.S. equity portfolios and was named head of the U.S. equity team in 1999. Mr. Jansen was previously responsible for managing the transition of the U.S. equity trading facility and U.S. equity assets from ING Investment Management The Hague to Voya IM. Prior to joining Voya IM, Mr. Jansen was responsible for the U.S. equity and venture capital portfolios at a large corporate Dutch pension fund.

David Rabinowitz

Portfolio Manager

Mr. Rabinowitz, Portfolio Manager, also serves as Head of International Equity and Director of Equity Research. Mr. Rabinowitz joined Voya IM in January 2008. He was employed by JPMorgan from May 2002 to November 2007 where he held several equity leadership positions. Most recently, he served as director of emerging markets equity research, and before that, was the director of global sector research. Previously, he was a global consumer strategist at UBS Warburg and prior to that, he was a U.S. equity analyst for Smith Barney and Sanford C. Bernstein & Company.

James Ying, CFA

Assistant Portfolio Manager

Mr. Ying, Assistant Portfolio Manager and quantitative analyst for U.S. equities, joined Voya IM in 2011. Prior to joining Voya IM, Mr. Ying was a quantitative analyst with Piedmont Investment Advisors from 2009 to 2011, Numeric Investors from 2006 to 2009, and Goldman Sachs Asset Management from 2000 to 2006.

For financial professional use only.  Not for inspection by or distribution to the general public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy. For information regarding the Portfolio, please call Voya Investment Management toll free at 1-800-992-0180.

For information regarding any of the Portfolios discussed in this Client Talking Points, please call Voya Investment Management toll free at 1-800-992-0180. To receive a free copy of a Prospectus Supplement and/or Proxy Statement/Prospectus (when available) relating to the proposed merger of VY® DFA World Equity Portfolio with and into Voya Global Value Advantage Portfolio, please call Voya Investment Management toll free at 1-800-992-0180. This Client Talking Points is qualified in its entirety by reference to the Prospectus Supplement and/or Proxy Statement/Prospectus (when available), and supersedes any prior Client Talking Points. The Prospectus Supplement and/or Proxy Statement/Prospectus contain important information about the pending Portfolio changes, and therefore you are advised to read it. The Prospectus Supplement and/or Proxy Statement/Prospectus and shareholder reports and other information are or will be available for free on the SEC’s website (www.sec.gov). Please read the any Proxy Statement/Prospectus, and the Prospectus Supplement, carefully before making any decision to invest or to approve the merger.

March 26, 2015

Client Talking Points

This information is proprietary and cannot be reproduced or distributed. Certain information may be received from sources Voya Investment Management considers reliable; Voya Investment Management does not represent that such information is accurate or complete. Certain statements contained herein may constitute "projections," "forecasts" and other "forward-looking statements" which do not reflect actual results and are based primarily upon applying retroactively a hypothetical set of assumptions to certain historical financial data. Actual results, performance or events may differ materially from those in such statements. Any opinions, projections, forecasts and forward looking statements presented herein are valid only as of the date of this document and are subject to change. Nothing contained herein should be construed as: (i) an offer to buy any security; or (ii) a recommendation as to the advisability of investing in, purchasing or selling any security. Voya Investment Management assumes no obligation to update any forward-looking information. Past performance is no guarantee of future results.

Your clients should consider the investment objectives, risks, charges and expenses of the Portfolio(s) carefully before investing. For a free copy of the Portfolio’s prospectus, which contains this and other information, visit us at www.voyainvestments.com or call Voya Investment Management at 1-800-992-0180. Please instruct your clients to read the prospectus carefully before investing.

CID – 12015